Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2006

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") announcing the Company's financial results for the third quarter and nine months ended September 30, 2006 and a declaration of a cash dividend of 40 cents per share for the third quarter of 2006.

                                                                       Exhibit 1

                                        Corporate Contact:
                                        Ioannis Zafirakis
                                        Director and Vice-President
                                        Telephone: + 30-210-9470100
                                        Email: izafirakis@dianashippinginc.com

                                        Investor and Media Relations:
                                        Edward Nebb
                                        Euro RSCG Magnet
                                        Telephone: + 1-212-367-6848
                                        Email: ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
         FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2006
                                       AND
                  DECLARES CASH DIVIDEND OF 40 CENTS PER SHARE
                          FOR THE THIRD QUARTER OF 2006


ATHENS, GREECE, November 7, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $16.7 million for the third quarter of 2006, compared to net income of $16.4 million reported for the same period of 2005.

     Voyage and time charter revenues were $30.6 million for the third quarter of 2006, compared to $25.8 million for the same period of 2005. This increase was due to an increase in the number of vessels in the Company's fleet, which was partially offset by decreased hire rates.

     Net income for the nine months ended September 30, 2006, amounted to $41.6 million compared to net income of $51.1 million for the same period of 2005. Net income available to common stockholders during the period, after the non-recurring preferential deemed dividend of $20.3 million relating to the purchase of Diana Shipping Services S.A. on April 1, 2006, was $21.4 million. Voyage and time charter revenues were $80.9 million for the first nine months of 2006, compared to $79.1 million for the same period of 2005.

Dividend Declaration

     The Company has declared a cash dividend on its common stock of $0.40 per share, based on the Company's results from operations during the third quarter ended September 30, 2006. The cash dividend will be payable on or about November 30, 2006 to shareholders of record as of November 22, 2006. The Company has
53.05 million shares of common stock outstanding.

     "We are pleased that our earnings per share performance has continued its positive trend during the first three quarters of 2006. EPS rose to US$0.32 in the third quarter, up from US$0.28 in the second quarter (before the non-recurring preferential deemed dividend), and US$0.26 in the first quarter. Our successful strategies to grow our fleet, while maintaining a flexible chartering policy that permits the Company to benefit from the dynamic of our marketplace, also have resulted in our being able to increase our dividend for the third quarter of 2006 to 40 cents per share," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Fleet Employment Profile

     Currently Diana's fleet is employed as follows:

                      Sister       Year
  Name                ships(3)     Built          DWT              Employment (1)                   Charter Expiration(2)
--------------------- ---------- ----------- -------------- ----------------------------- -----------------------------------------
Nirefs                    A         2001         75,311         4TCs Average(4) + 4.5%           Oct 23, 2007 - Jan 23, 2008
Alcyon                    A         2001         75,247                $22,582                   Oct 15, 2007 - Feb 15, 2008
Triton                    A         2001         75,336                $17,000                   Sep 14, 2006 - Nov 24, 2006
Oceanis                   A         2001         75,211                $17,000                   Apr 19, 2007 - Jun 19, 2007
Dione                     A         2001         75,172                $17,000                    Oct 7, 2006 - Dec 7, 2006
Danae                     A         2001         75,106                $30,000                   Jan 13, 2007 - Apr 12, 2007
Protefs                   B         2004         73,630            4TCs Average(4)               Jan 04, 2007 - Mar 4, 2007
Calipso                   B         2005         73,691                $26,750                   Dec 21, 2007 - Feb 21, 2008
Clio                      B         2005         73,691         4TCs Average(4) +$850            Jan 02, 2007 - Mar 12, 2007
Thetis                    B         2004         73,583                $25,000                    Aug 3, 2007 - Oct 18, 2007
Naias                     B         2006         73,546                $21,000                   Jun 28 , 2007 - Sep 28, 2007
Erato                     C         2004         74,444                $21,000                   Oct 23, 2006 - Dec 23, 2006
Coronis                   C         2006         74,381                $21,000                   Dec 27, 2006 - Feb 27, 2006
Pantelis SP               -         1999        169,883                $47,500                   Jan 25, 2008 - Jan 28, 2008
Sideris GS(5)             D         2006        175,000            see footnote 7                Dec 5, 2010 - Jan 5, 2011(8)
Hull H1107(6)             D         2010        177,000                   -                                   -
Hull H1108(6)             D         2010        177,000                   -                                   -
                                             --------------
                                     Total:   1,667,232

----------
(1)  Gross time charter rate per day.
(2)  Charterers' optional period to redeliver the vessel to owners.
(3)  Each  vessel  is a sister  ship of the  other  vessels  that  have the same letter.
(4) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
(5)  Expected to be delivered in December 2006.
(6)  Expected to be delivered in the second quarter of 2010.
(7) The daily time charter rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year.
(8) The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.


Summary of Selected Financials & Other Data

                                                            Three Months Ended                     Nine Months Ended
                                                              September 30,                          September 30,
                                                         2006              2005                2006                2005
                                                     -------------     --------------     ----------------    ----------------
                                                      (unaudited)       (unaudited)          (unaudited)        (unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
     Voyage and time charter revenues                  $   30,595        $    25,802        $     80,917       $    79,099
     Voyage expenses                                        1,417              1,551               4,327             5,189
     Vessel operating expenses                              5,988              4,045              16,263            10,668
     Net income                                            16,725             16,444              41,639            51,115
     Net income available to common
     stockholders                                          16,725             16,444              21,372            51,115
FLEET DATA
     Average number of vessels                               13.6               10.0                13.1               9.2
     Number of vessels                                       14.0               10.0                14.0              10.0
     Weighted average age of fleet (in years)                 4.0                4.0                 4.0               4.0
     Ownership days                                         1,247                920               3,576             2,515
     Available days                                         1,247                892               3,535             2,487
     Operating days                                         1,247                891               3,530             2,480
     Fleet utilization                                     100.0%              99.9%               99.9%             99.7%
AVERAGE DAILY RESULTS
     Time charter equivalent (TCE) rate (1)            $   23,399        $    27,187        $     21,666       $    29,719
     Daily vessel operating expenses (2)               $    4,802        $     4,397        $      4,548       $     4,242

----------
(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.


Conference Call and Webcast Information

     Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Wednesday, November 8, 2006. Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

     A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 8051663.

About the Company

     Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

     Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

     The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)


                                                         DIANA SHIPPING INC.
                                                          FINANCIAL TABLES
                            Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                                                  CONSOLIDATED STATEMENTS OF INCOME

                                                                Three Months Ended                     Nine Months Ended
                                                                   September 30,                         September 30,
                                                             2006               2005               2006                2005
                                                         --------------     --------------     --------------     ---------------
                                                           (unaudited)        (unaudited)        (unaudited)        (unaudited)
REVENUES:
  Voyage and time charter revenues                       $      30,595      $      25,802      $      80,917      $       79,099

 EXPENSES:
      Voyage expenses                                            1,417              1,551              4,327               5,189
      Vessel operating expenses                                  5,988              4,045             16,263              10,668
      Depreciation and amortization of deferred
     charges                                                     4,238              2,629             11,981               6,967
      Management fees                                                -                450                572               1,245
      Executive management services and rent                         -                 38                 76                 417
      General and administrative expenses                        1,870                696              4,399               2,030
      Foreign currency losses (gains)                             (60)               (11)               (78)                (29)
                                                         --------------     --------------     --------------     ---------------
      Operating income                                          17,142             16,404             43,377              52,612
                                                         --------------     --------------     --------------     ---------------

 OTHER INCOME (EXPENSES):
      Interest and finance costs                                 (699)              (257)            (2,569)             (2,162)
      Interest Income                                              282                297                831                 665
                                                         --------------     --------------     --------------     ---------------

      Total other income (expenses), net                         (417)                 40            (1,738)             (1,497)
                                                         --------------     --------------     --------------     ---------------

 Net Income                                              $      16,725      $      16,444      $      41,639      $       51,115
                                                         ==============     ==============     ==============     ===============

     Preferential deemed dividend                                    -                  -           (20,267)                   -
                                                         --------------     --------------     --------------     ---------------

Net income available to common stockholders              $      16,725      $      16,444      $      21,372      $       51,115
                                                         ==============     ==============     ==============     ===============

Earnings per common share, basic and diluted             $        0.32      $        0.41      $        0.44      $         1.40
                                                         ==============     ==============     ==============     ===============

Weighted average number of common shares, basic
and diluted                                                 53,050,000         40,000,000         48,342,308          36,554,945
                                                         ==============     ==============     ==============     ===============

BALANCE SHEET DATA

                                                                                           September 30,          December 31,
                                                                                               2006                   2005
                                                                                        -------------------     -----------------
                                                                                           (unaudited)            (unaudited)
ASSETS
------

 Cash and cash equivalents                                                                           8,410                21,230
 Other current assets                                                                                4,956                 5,367
 Advances for vessels under construction and acquisitions and other vessel costs                    18,209                 4,221
 Vessels' net book value                                                                           377,757               307,305
 Other fixed assets, net                                                                               909                     -
 Other non-current assets                                                                            2,471                 3,826
                                                                                        -------------------     -----------------
     Total assets                                                                                  412,712               341,949
                                                                                        ===================     =================

LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities, including current portion of long   term debt                                  6,859                 4,667
 Long-term debt, net of current portion                                                             39,454                12,859
 Other non-current liabilities                                                                       1,500                   265
 Total stockholders' equity                                                                        364,899               324,158
                                                                                        -------------------     -----------------
     Total liabilities and stockholders' equity                                                    412,712               341,949
                                                                                        ===================     =================


OTHER FINANCIAL DATA

                                                         Three Months Ended                         Nine Months Ended
                                                            September 30,                            September 30,
                                                       2006               2005                 2006                   2005
                                                  ---------------     -------------     -------------------     -----------------
                                                    (unaudited)        (unaudited)          (unaudited)             (unaudited)
 Net cash provided by operating activities        $       22,838      $     17,381      $           57,369      $         57,664
 Net cash used in investing activities                   (53,910)           (4,470)                (95,790)              (91,487)
 Net  cash  provided  by(used  in)  financing
activities                                                20,767           (21,600)                 25,601                62,049

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DIANA SHIPPING INC.
                                            (registrant)


Dated:  November 8, 2006                By:  /s/ Anastassis Margaronis
                                             --------------------------
                                             Anastassis Margaronis
                                             President



SK 23159 0002 719998